UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.                         Press release dated April 29, 2010

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: April 29, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

New York and Stockholm – 29 April, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

MILLICOM PROPOSES NEW CHAIRMAN AND NEW BOARD DIRECTORS

New York and Stockholm, 29 April 2010 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that ahead of the Annual General Meeting on 25 May 2010, the Nomination Committee proposes to re-elect Ms Mia Brunell Livfors, Ms Donna Cordner, Mr Paul Donovan, Mr Daniel Johannesson, Mr Michel Massart and Mr Allen Sangines-Krause as Non-Executive Directors of Millicom, and to elect Mr Hans-Holger Albrecht and Mr Omari Issa as Non-Executive Directors of Millicom. Mr Kent Atkinson has informed the Board that he does not intend to stand for re-election.

In addition, Mr Daniel Johannesson has informed the Board of his intention to stand down as Non-Executive Chairman at the AGM.  The Nomination Committee proposes to elect Mr Allen Sangines-Krause as Non-Executive Chairman. Mr Johannesson will replace Mr Sangines-Krause as Vice Chairman.

As part of these proposed changes, the Nomination Committee will also propose to the AGM that the Board will comprise eight directors instead of the current level of seven.

Mr Hans-Holger Albrecht is President and CEO of Modern Times Group MTG AB, a position he has held since 2000.  During this period, MTG’s broadcasting operations have expanded strongly from its core Nordic and Baltic regions to become one of the leading commercial broadcasters in Europe.  Before joining MTG in 1997, Mr Albrecht worked for Daimler-Benz and for the Luxembourg-based media group CLT, where he was responsible for all television activities and for business development in Germany and Eastern Europe.

Mr Albrecht is co-Chairman of CTC Media Inc, the largest commercial television broadcaster in Russia, in which MTG has a 38.9% stake, and a member of the Board of the International Emmy Association in New York.  He was born in Brussels, Belgium, in 1963 and studied at the University of Freiburg in Germany, at Yale University in the USA, and at the University of Bochum, Germany, where he received a Master of Law degree.

Mr Omari Issa is the CEO of Investment Climate Facility for Africa, an organisation whose mandate is to improve Africa’s investment climate and remove barriers to growth.  Mr Issa was previously Executive Director and Chief Operating Officer of Celtel International, where he was instrumental in managing the company’s growth and expansion across Africa.  Prior to working at Celtel, Mr Issa spent 14 years with the IFC and six years with the World Bank.

Mr Issa was born in 1947.  He has a Bachelor of Science (Honours) from The Polytechnic of Central London, and an MBA from Columbia University, New York.

Daniel Johannesson, Chairman of the Board, said:

“I am delighted to propose Hans-Holger and Omari to the Board of Directors of Millicom. Hans-Holger has a very strong track record of delivering growth in new markets and leveraging new technology to deliver innovative entertainment services to customers.  Omari is one of the most experienced telecoms executives in Africa, and has a clear commitment to improving the investment climate across the continent.  Both these sets of skills will be invaluable to Millicom as the business increases its focus on innovation and new services, and targets continued strong growth in its African operations.

“On behalf of the Board I would like to thank Kent for his valuable contribution over the last three years, during a period of strong growth and significant progress for Millicom.

“For my part, I am honoured to have served as Chairman for six years, during which time the business has become a major force in emerging markets mobile telecoms with a track record that is second to none.  I look forward to continuing to contribute as a Non-Executive Director.  I believe Allen will make a first-rate Chairman and will be ably supported by the depth of experience of my fellow Board members.”

CONTACTS

Daniel Johannesson	Telephone: +352 27 759 327
Chairman of the Board of Directors

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 7879 426358
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.